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                      SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE TO
                          TENDER OFFER STATEMENT UNDER
                        SECTION 14 (D) (1) OR 13 (E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               CHIRON CORPORATION

                       (Name of Subject Company (Issuer))

                         CHIRON CORPORATION, AS ISSUER
    (Names of Filing Persons (identifying status as Offeror, Issuer or Other
                                    Person))


             4.50% CONVERTIBLE SUBORDINATED NOTES DUE MAY 15, 2007
                         (Title of Class of Securities)


                     (CUSIP Number of Class of Securities)

                                WILLIAM G. GREEN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               CHIRON CORPORATION
                               4560 HORTON STREET
                          EMERYVILLE, CALIFORNIA 94608
                                 (510) 655-8750
      (Name, Address and Telephone Numbers of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                   COPIES TO:

   ROBERT E. BUCKHOLZ, JR., ESQ.                     ABIGAIL ARMS, ESQ.
        SULLIVAN & CROMWELL                         SHEARMAN & STERLING
          125 BROAD STREET                     801 PENNSYLVANIA AVENUE, N.W.
   NEW YORK, NEW YORK 10004-2498                  WASHINGTON DC 20006-5805
           (212) 558-4000                              (202) 508-8000

                            ------------------------

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION(1)                          AMOUNT OF FILING FEE(2)
                  $370,728,375                                        $97,873

(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of April 5, 2000 of the maximum amount of 1.90% Convertible Subordinated Notes due November 17, 2000 that may be received by the Registrant from tendering holders in the exchange offer.

(2) Registration fee previously paid in connection with the Registrant's Registration Statement on Form S-4 filed April 6, 2000.

/ /  Check the box if any part of the fee is offset as provided by Rule 0-11
    (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:
       Form or Registration No.:
       Filing Party:
       Date Filed:

    / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        / /  third-party tender offer subject to Rule 14d-1.

        /X/  issuer tender offer subject to Rule 13e-4.

        / /  going-private transaction subject to Rule 13e-3.

        / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
                                  INTRODUCTION


    This Amendment No. 1 to a Tender Offer Statement on Schedule TO (the "Statement") amends and supplements the Statement originally filed on April 6, 2000 by Chiron Corporation, a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act in connection with its offer to exchange up to $243,800,000 of its 1.90% Convertible Subordinated Notes due November 17, 2000 (or such lesser number as are properly tendered) into its 4.50% Convertible Subordinated Notes due May 15, 2007, upon the terms and subject to the conditions set forth in Chiron Corporation's Registration Statement on Form S-4 (File No. 333-34212) filed with the Securities and Exchange Commission on April 5, 2000 and as amended on April 17, 2000 (collectively, the "Registration Statement"). The Registration Statement and the exhibits thereto are incorporated by reference in this Schedule TO in answer to some of the items required in this Schedule TO.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

    The following are executive officers and directors of Chiron Corporation:

       Rajen K. Dalal, Vice President; President, Chiron Blood Testing Division*

       William G. Green, Esq., Senior Vice President, General Counsel and Secretary*

       Paul J. Hastings, Vice President; President, Chiron Biopharmaceuticals*

       Sean P. Lance, Chairman of the Board; President and Chief Executive Officer*

       Linda W. Short, Vice President, Corporate Resources*

       David V. Smith, Vice President, Controller*

       James R. Sulat, Vice President, Chief Financial Officer*

       Lewis T. Williams, M.D., Ph.D, Chief Scientific Officer; President, Chiron Research & Development; Director*

       Raymund Breu, Director*

       Vaughn D. Bryson, Director*

       Lewis W. Coleman, Director*

       Pierre E. Douaze, Director*

       Donald A. Glaser, Director*

       Paul L. Herrling, Director*

       Edward E. Penhoet, Director*

       William J. Rutter, Director*

       Jack W. Schuler, Director*

       Pieter J. Strijkert, Director*

------------------------

* c/o Chiron Corporation, 4560 Horton Street, Emeryville, California 94608, telephone (510) 655-8750.

ITEM 4.  TERMS OF THE TRANSACTION.

    (b) None of the securities are to be purchased from any officer, director or affiliate of the Registrant.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (e) The Registrant has a strategic alliance with Novartis AG. A Governance Agreement dated as of November 20, 1994 between the Registrant and Novartis contains provisions relating to, among other things, the nomination of directors to the Registrant's Board of Directors and the voting of the shares of the Registrant's Common Stock held by Novartis. The Governance Agreement is incorporated by reference to Exhibit 10.702 of the Registrant's quarterly report on Form 10-Q for the period ended June 30, 1999.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) The purpose of the tender offer is to preserve existing debt/equity ratios, extend the maturity of a comparable amount of indebtedness, and increase the conversion price, thereby decreasing the amount of equity issuable upon conversion as compared to the existing notes.

    (b) The securities acquired in the tender offer will be retired.

    (c)(4) Donald A. Glaser, a member of the Registrant's Board of Directors, has decided that he will not stand for reelection when his term expires in 2000. The size of the Board will be reduced from twelve members to eleven members. This change in the size and makeup of the Registrant's Board of Directors is unrelated to and is not in contemplation of the tender offer.

    (c)(5) The Registrant has not made any material change in its corporate structure or business of the type contemplated by this section.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


    (a) The source of the cash consideration to be paid by the Registrant in the tender offer will be retained earnings. A detailed description of how the amount of the cash consideration is calculated is included in the Prospectus dated April 17, incorporated by reference herein.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    None of the persons named in Item 3 beneficially owns any of the subject securities.

ITEM 10.  FINANCIAL STATEMENTS.


    The required financial statements can be found beginning at page F-1 in the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1999, filed March 10, 2000, and have been incorporated into the Prospectus dated April 17, incorporated by reference herein.


ITEM 12.  EXHIBITS.


    (a)(1)* Prospectus dated April 17, 2000, incorporated by reference to the Registrant's Registration Statement on Form S-4 (No. 333-34212) originally filed on April 6, 2000.



    (a)(2)**  Press Release Issued by the Registrant on April 6, 2000.



    (a)(3)* Form of Indenture between the Company and State Street Bank and Trust Company of California, N.A., as exchange notes trustee, incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-4 (No. 333-34212) originally filed on April 6, 2000.



    (a)(4)*   Form of Letter of Transmittal, incorporated by reference to
              Exhibit 99.1 of the Registrant's Registration Statement on Form S-4 (No. 333-34212) originally filed on April 6, 2000.



    (a)(5)* Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit 99.2 of the Registrant's Registration Statement on Form S-4 (No. 333-34212) originally filed on April 6, 2000.



    (a)(6)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, incorporated by reference to Exhibit
              99.3 of the Registrant's Registration Statement on Form S-4 (No. 333-34212) originally filed on April 6, 2000.



    (a)(7)*   Form of Letter to Clients, incorporated by reference to Exhibit
              99.4 of the Registrant's Registration Statement on Form S-4 (No. 333-34212) originally filed on April 6, 2000.



    (a)(8)* Guidelines For Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit 99.5 of the Registrant's Registration Statement on Form S-4 (No. 333-34212) originally filed on April 6, 2000.



    (a)(9)    Press Release Issued by the Registrant on April 17, 2000.


    (d)(1)* Governance Agreement, dated as of November 20, 1994, between the Registrant and Novartis AG, incorporated by reference to Exhibit
             10.702 of the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1999.

------------------------


*   Incorporated by reference



**  Previously filed

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 17, 2000                                  CHIRON CORPORATION

                                                       By:  /s/ SEAN P. LANCE
                                                            ----------------------------------------------
                                                            Name: Sean P. Lance
                                                            Title: President, Chief Executive Officer
                                                            and Chairman of the Board